GARY B. WOLFF, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@verizon.net

January 28, 2008

Mail Stop 4561

Michael McTiernan

Special Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Laurence Associates Consulting, Inc. (the “Company”)

Registration Statement Form SB-2/ Pre-Effective Amendment Three

File No.: 333-147261

Dear Mr. McTiernan:

Enclosed is Pre-Effective Amendment Three to the above Registration Statement.  The changes are made in response to staff comments or represent an updating of material previously filed to reflect any developments in the business of the Company. The paragraph numbers below correspond to the numbered comments in your comment letter dated January 16, 2008.

General

1.

The Website, www.laurenceassoc.com, is up. We have had no difficulty accessing it and have included a printout of the site taken from my computer.

2.

We have added the requested Risk Factor.

Management Discussion and Analysis or Plan of Operation

3.

After making some changes to give effect to Item 4 of your Comment Letter, these numbers changed.

Gary B. Wolff, P.C.

  Counselor At Law

Michael McTiernan

Special Counsel

U.S. Securities and Exchange Commission

January 28, 2008

Re:

Laurence Associates Consulting, Inc.

Registration Statement Form SB-2, Pre-Effective Amendment Three

File No.: 333-147261

Financial Statements

Note 2.  Summary of Significant Accounting Policies

e. Revenue Recognition

4.

We have made changes under which the revenue recognized is now completely consistent with the potential refund periods. In other words, we are not recognizing income until the potential refund period has ended. After the cash refund period has ended, we may provide free services to replace a placed candidate who leaves the employer before of year of employment ends. In most cases, there is not a legal obligation to do so. Providing those services would generally be at our option. We have clarified this point throughout the Registration Statement. The Company’s President has placed similar level candidates with similar clients as the Company for more than 20 years and has performed this service only very rarely. If he were to agree to perform this service, the Company’s incremental costs to do so would be very low, consisting principally of telephone calls.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

Enclosure

cc:

Laurence Associates Consulting, Inc.

Li & Company, PC

Laurence Associates Consulting, Inc. - Home

Page 1 of 1

Laurence Associates Consulting, Inc.

130 College St., Suite 200A
South Hadley, MA 01075
ph: 413-533-3334
fax: 413-533-3363
alt: 413-237-2553
laurenceassoc@comcast.net

- Home
- Services
- About Us
- Contact Us

Home

Fred Sliva, President of Laurence Associatess Consulting, Inc. has 11 years experience in the Executive Search Industry, having previously been in the position of Vice President with Management Recruiters, Boston Group, Springfield, Ma. Prior to becoming involved in the Executive Search Industry, Mr. Sliva worked approximately 26 years at various Executive Levels, primarily Sales and Marketing, in the Packaging and Specialty Paper Industries.
We are an Executive Search Firm that specializes in serving the paper, Film, Coating, Converting and Packaging Industries. Although we specialize in Retainer Searches, we also do searches on an Exclusive Contingency and Contingency basis. Most of our searches involve assisting clients to identify and hire management, technical, marketing and supervisory personnel with annual salaries generally ranging from $100,000 to $300,000.

Copyright this business. All rights reserved.

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130 College St., Suite 200A
South Hadley, MA 01075
ph: 413-533-3334
fax: 413-533-3363
alt: 413-237-2553
laurenceassoc@comcast.net

http://www.laurenceassoc.com/home

1/17/2008

JAN-23-2008 15:46 GARY B. WOLF 212 644 6498 P.001

Laurence Associates Consulting, Inc. - Services Page 1 of 1

Laurence Associates Consulting, Inc.

130 College St., Suite 200A
South Hadley, MA 01075
ph: 413-533-3334
fax: 413-533-3363
alt: 413-237-2553
laurenceassoc@comcast.net

- Home
- Services
- About Us
- Contact Us

Services

We provide Retainer, Exclusive and contingency searches to identify, recruit and hire the absolute best candidates for your very specific needs, whether it be a CEO that you are seeking right down to process engineers. Our broad network of contacts throughout the various industries of paper manufacturing, coating, converting, adhesives, plastics and packaging allow us to identify the individuals that are the closest fits to meet your needs and requirements. We do this in the utmost of confidentiality.

Copyright this business. All rights reserved.

Web Hosting by Yahoo!

130 College St., Suite 200A
South Hadley, MA 01075
ph: 413-533-3334
fax: 413-533-3363
alt: 413-237-2553
laurenceassoc@comcast.net

http://www.laurenceassoc.com/services 1/17/2008

JAN-23-2008 15:46 GARY B. WOLF 212 644 6498 P.002

Laurence Associates Consulting, Inc. - About Us
Page 1 of 1

Laurence Associates Consulting, Inc.

130 College St., Suite 200A
South Hadley, MA 01075
ph: 413-533-3334
fax: 413-533-3363
alt: 413-237-2553
laurenceassoc@comcast.net

- Home
- Services
- About Us
- Contact Us

About Us

We are dedicated to serving our clients with the highest degree of professionalism, for through our performance, we become part of your ongoing management team.

Copyright this business. All rights reserved.

Web Hosting by Yahoo!

130 College St., Suite 200A
South Hadley, MA 01075
ph: 413-533-3334
fax: 413-533-3363
alt: 413-237-2553
laurenceassoc@comcast.net

http://www.laurenceassoc.com/about_us
1/17/2008
JAN-23-2008 15:46 GARY B. WOLF 212 644 6498 P.003

TOTAL P.004

Laurence Associates Consulting, Inc. - Contact Us Page 1 of 2

Laurence Associates Consulting, Inc.

130 College St., Suite 200A
South Hadley, MA 01075
ph: 413-533-3334
fax: 413-533-3363
alt: 413-237-2553
laurenceassoc@comcast.net

- Home
- Services
- About Us
- Contact Us

Contact Us

Please contact us and let us be Your Partner in accomplishing your Executive Hiring Decisions. Remember, Laurence Associates Consulting, Inc. offers "Creative Recruiting for Your Success!"

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http://www.laurenceassoc.com/contact_us 1/17/2008

JAN-23-2008 15:46 GARY B. WOLF 212 644 6498 P.004